FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of SEPTEMBER, 2003

LUND GOLD LTD.  (File #0-29960)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

-    Lund Gold Ltd. News Release Dated September 8, 2003,

-    Lund Gold Ltd. News Release Dated September 12, 2003.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

LUND GOLD LTD.

(Registrant)

Date:

October 2, 2003

By:        “James G. Stewart”

 James G. Stewart

Its:        Secretary

(Title)

LUND GOLD LTD.

Suite 2000, Guinness Tower

1055 West Hastings Street

Phone:  (604) 331-8772

Vancouver,  B.C.  V6E 2E9

Fax:      (604) 331-8773

October 2, 2003

SECURITIES AND EXCHANGE COMMISSION                                VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Lund Gold Ltd. – (File #0-29960)

Form 6-K

On behalf of Lund Gold Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, on EDGAR, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

LUND GOLD LTD.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Pam Morris

Russell Brenner, Securities & Exchange Commission

LUND GOLD LTD.

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9

Phone: 604-331-8772  Fax: 604-331-8773

September 8, 2003	Trading Symbol: TSX Venture – LGD
Website: www.lundgold.com

EXPLORATION PROGRAM BEGINS AT ALDEBARÁN

Lund Gold Ltd. (“Lund”), is pleased to announce the mobilization of an exploration crew to begin the Phase I program at its Aldebarán Property in Brazil.  Lund and joint venture partner, Goldmarca Ltd., have an exclusive option to jointly acquire up to a 100% interest in the Aldebarán Property.

The Aldebarán Property is a newly discovered 10,000 hectare epithermal gold exploration project which is yet to be drill-tested.  Exploration will focus on an extensive gold in soil geochemical anomaly (with values ranging from 50 to 1,171 ppb gold) covering approximately 30 square kilometres in the central part of the property.  The initial portion of the US$350,000 Phase I program has been designed to better define targets for drill-testing later in the year and will consist of trenching, detailed prospecting, rock sampling, as well as follow-up MMI (mobile metal ion) and auger geochemical sampling.  In addition, a 20 line-kilometre induced polarization geophysical survey is scheduled to begin later in the month.

The extensive gold in soil geochemical anomaly is flanked to the north by a broad magnetic high approximately three square kilometres in area.  Coincident with the central portion of the extensive gold geochemical anomaly is a hydrothermally altered zone comprised of sericite, sulphides/oxides and multi-episodal quartz veining hosted by early Proterozoic felsic volcanics.  This altered zone has been traced for a minimum strike extent of six kilometres and reaches a maximum width of one kilometre.  Approximately half of the very limited rock samples collected to-date from the hydrothermally altered volcanics have returned gold values ranging from 50 ppb to 2.74 grams per tonne, with one sample returning 10.11 grams per tonne gold.  In addition, extensive alluvial and colluvial hand mining has been carried out by garimperos on the Aldebarán Property over the area covered by the gold in soil geochemical anomaly.

For more information, please call Jeff Sundar at 877-694-1900 or David Scott at 604-331-8772.

Subject to regulatory approval, Lund has also agreed to cancel 44,000 incentive stock options currently outstanding and to grant incentive stock options entitling the purchase of a total of 730,000 common shares of Lund at a price of  $0.52 per share until September 8, 2008.

On behalf of the Board of Directors of

LUND GOLD LTD.

“Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

LUND GOLD LTD.

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9

Phone: 604-331-8772  Fax: 604-331-8773

September 12, 2003	Trading Symbol: TSX Venture – LGD
Website: www.lundgold.com

NEWS RELEASE

Lund Gold Ltd. (“Lund”), is pleased to report that it has completed the non-brokered private placement of 215,000 units at a price of $0.20 per unit to generate proceeds of $43,000, which will be used to further fund exploration of the Aldebara;n Property in the State of Amazonia, Brazil. Each unit consist of one common share of Lund and one non-transferable share purchase warrant entitling the purchase of an additional share of Lund at a price of $0.25 per share up to September 10, 2005. The common shares forming part of the units, and any common shares acquired on the exercise of the warrants forming part of the units, are subject to a four-month hold period expiring on January 10, 2004.

Lund also reports that it has agreed, subject to regulatory approval, to grant incentive stock options entitling the purchase of up to 21,500 common shares at a price of $0.65 per share at any time up to and including September 12, 2008.

Lund also reports that it has agreed, subject to regulatory approval, to appoint Jeff Sundar to act as an investor relations representative for a period of twelve months beginning September 8, 2003.  His primary responsibilities will be to answer investor inquiries and to liaise with brokers.  Mr. Sundar is based in Vancouver and will be providing his services on a consulting basis.  He will receive consulting fees of $3,400 per month and has been granted an incentive stock option to purchase 63,000 shares of Lund at a price of $0.52 per share until September 8, 2008.  Mr. Sundar presently owns 50,000 shares of Lund that he acquired for investment purposes.  For the past four years, he has implemented corporate communication programs and strategies for both the resource and technology sectors.  Prior to that time, Mr. Sundar worked on behalf of the Ministry of the Attorney General of British Columbia and the Royal Bank of Canada in marketing and communication roles.

On behalf of the Board of Directors of

LUND GOLD LTD.

“Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN